Morgan Stanley & Co. Incorporated
585 Broadway
New York, New York 10036

July 17, 2007

VIA FACSIMILE AND EDGAR
Division of Corporation Finance
Office of Structured Finance
Transportation and Leisure
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Max A. Webb & H. Yuna Peng

RE:	Orbitz Worldwide, Inc. Registration Statement on Form S-1, as amended (SEC File No. 333-142797)

Dear Mr. Webb and Ms. Peng:

        In connection with the above-captioned Registration Statement, we wish to advise you that between July 6, 2007 and July 16, 2007, 26,363 copies of the Preliminary Prospectus dated July 6, 2007 were distributed as follows: 25,125 to 10 underwriters; 1092 to 1092 institutional investors; 5 to 2 rating agencies; and 141 to 141 others.

        We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

        We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 2:00 p.m., Eastern Daylight Time, on July 19, 2007, or as soon thereafter as practicable.

Very truly yours,
Morgan Stanley & Co. Incorporated As representative of the Underwriters
By:	/s/ EDWARD LIU
	Name:	Edward Liu
	Title:	Executive Director

cc: Christian O. Nagler, Kirkland & Ellis LLP